January 16, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Timothy Buchmiller

Re: Evoke Pharma, Inc.

Registration Statement on Form S-1

File No. 333-275443

Ladies and Gentlemen:

As representatives of the underwriters of the proposed public offering of securities of Evoke Pharma, Inc. (the “Company”), we hereby join the Company’s request that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on Wednesday, January 17, 2024, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Craig-Hallum Capital Group LLC

By: /s/ Rick Hartfiel

Name: Rick Hartfiel

Title: Managing Partner

Laidlaw & Company (UK) Ltd.

By: /s/ Hugh Regan

Name: Hugh Regan

Title: Executive Director

cc: David A. Gonyer, Evoke Pharma, Inc.

Richard A. Friedman, Sheppard, Mullin, Richter & Hampton LLP

Matthew T. Bush, Latham and Watkins LLP